

August 9, 2010

Mr. John P. Lynch
President and Chief Executive Officer
NWT Uranium Corp.
#1102- 70 York Street
Toronto, ON
M5J 1S9
Canada

> Re: **NWT Uranium Corp.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed July 17, 2009**
> **Response Letter Dated March 2, 2010**
> **Form 20-F/A for Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2010**
> **Form 20-F/A for Fiscal Year Ended December 31, 2008**
> **Filed July 26, 2010**
> **File No. 000-50822**

Dear Mr. Lynch:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief